UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June, 2023

Commission File Number 001-15216

HDFC BANK LIMITED

(Translation of registrant’s name into English)

HDFC Bank House, Senapati Bapat Marg,

Lower Parel, Mumbai. 400 013, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-Not Applicable                .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HDFC BANK LIMITED
(Registrant)

Date: June 30, 2023	By	/s/ Santosh Haldankar
Name: Santosh Haldankar
Title: Company Secretary

EXHIBIT INDEX

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit I

Description

Intimation – Change in Directorate

June 30, 2023

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Sub:	Intimation – Change in Directorate

We wish to inform you that, pursuant to the recommendation of the Nomination & Remuneration Committee, the Board of Directors (“Board”) of HDFC Bank Limited (“Bank”), have considered and approved the following today, viz.

1.

Appointment of Mr. Keki M. Mistry (DIN: 00008886) as an Additional and Non-Executive (Non-Independent) Director of the Bank, with effect from June 30, 2023, subject to the approval of the shareholders of the Bank. Brief profile of Mr. Mistry is annexed herewith as Annexure-I.

2.

Appointment of Mrs. Renu Karnad (DIN: 00008064) as an Additional and Non-Executive (Non-Independent) Director of the Bank, with effect from July 1, 2023, subject to the approval of the shareholders of the Bank. Brief profile of Mrs. Karnad is annexed herewith as Annexure-II.

3.

Recommended to the Reserve Bank of India (“RBI”), the candidature of Mr. V. Srinivasa Rangan (DIN: 00030248) for appointment as an Executive Director (i.e., Whole-time Director) of the Bank for a period of three (3) years from such date or such other period as may be approved by RBI and subsequently by the shareholders of the Bank. Brief profile of Mr. Rangan is annexed herewith as Annexure-III.

Pursuant to the applicable provisions of the Banking Regulation Act, 1949, the appointment of Mr. Rangan will be subject to the approval of the RBI. Accordingly, the Bank will make an application to the RBI in this regard under Section 35B of the Banking Regulation Act, 1949. In addition, further disclosure in this regard will be made after receipt of communication / approval from RBI. Once the RBI approves the application, the Board will consider his appointment, subject to the approval of the shareholders.

Mr. Mistry, Mrs. Karnad and Mr. Rangan are not related to any other Directors or Key Managerial Personnel of the Bank. They are not debarred from holding the office of a director, by virtue of any order passed by SEBI or any other such authority.

The Brief profile of Mr. Keki M. Mistry, Mrs. Renu Karnad and Mr. V. Srinivasa Rangan are as follows:

Brief profile of Mr. Keki M. Mistry

Mr. Keki M. Mistry is the Vice Chairman & Chief Executive Officer of Housing Development Finance Corporation Limited. He is a Fellow member of The Institute of Chartered Accountants of India. A renowned professional with over four decades of varied work experience in banking and financial services domain. He is currently a member of the Primary Markets Advisory Committee set up by the Securities and Exchange Board of India (SEBI). He is the Chairman of the sub-group constituted by SEBI to ‘Review the Reverse Book Building Process and Review the Compulsory Delisting Framework Adopted by Stock Exchanges’. Mr. Mistry was also the Chairman of the sub-group Constituted by SEBI to ‘Review the SEBI Buyback Regulations’. He was a member on the Committee of Corporate Governance set up by the SEBI in 2017. Mr. Mistry was the Chairman of the CII National Council of Corporate Governance for five years (2016-17 to 2017-18 and 2019-20 to 2021-22). He was also a member of the CII Economic Affairs Council for 2021-22. Mr. Mistry is also the Non-Executive Chairman of HDFC ERGO General Insurance Company Limited.

Brief profile of Mrs. Renu Karnad

Mrs. Renu Karnad is the Managing Director of Housing Development Finance Corporation Limited since 2010. She holds a Master’s degree in Economics from the University of Delhi and a Bachelor’s degree in Law from the University of Mumbai. She is also a Parvin Fellow - Woodrow Wilson School of Public and International Affairs, Princeton University, USA. Mrs. Karnad brings with her rich experience and knowledge of the mortgage sector, having been associated with real estate and mortgage industry in India for over 40 years. Over the years, she has been the recipient of numerous awards and accolades, such as the `25 top non-banking women in finance’ by U.S. Banker magazine, listed by Wall Street Journal Asia as among the ‘Top Ten Powerful Women to Watch Out for in Asia’. “Outstanding, Woman Business Leader” by CNBC-TV18, 25 Most Influential Women Professionals in India by India Today.

Brief profile of Mr. V. Srinivasa Rangan

Mr. V. Srinivasa Rangan is the Executive Director and Chief Financial Officer of Housing Development Finance Corporation Limited. He holds a Bachelor’s degree in Commerce from University of Delhi and is an Associate of The Institute of Chartered Accountants of India (ICAI). He is an expert in finance, accountancy, audit, economics, corporate governance, legal & regulatory compliance, risk management and strategic thinking. He has vast experience in housing finance and real estate sector. Mr. Rangan has worked on international consulting assignments in housing finance in Ghana and the Maldives. He has been a member of various committees related to financial services such as RBI’s Committee on Asset Securitisation and Mortgage Backed Securitisation, Technical Group formed by National Housing Bank (NHB) for setting up of a Secondary Mortgage market Institution in India, NHB’s Working Group on Covered Bonds and NHB’s Working Group on Credit Enhancement Mechanism. Mr. Rangan was conferred the “Best CFO in the Financial Sector for 2010” by ICAI. He was also honoured with “Lifetime Achievement Award” at the sixth edition of Financial Express CFO Awards 2023.

We request you to bring the above to the notice of all concerned.

Thank you,

Thank you,

Yours faithfully,

For HDFC Bank Limited

Sd/-

Santosh Haldankar

Company Secretary